Exhibit 99.1

Melco Announces Unaudited Third Quarter 2024 Earnings

MACAU, Nov. 05, 2024 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2024.

Total operating revenues for the third quarter of 2024 were US$1.18 billion, representing an increase of approximately 16% from US$1.02 billion for the comparable period in 2023. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations, led by the continued recovery in inbound tourism to Macau during the third quarter of 2024.

Operating income for the third quarter of 2024 was US$138.6 million, compared with operating income of US$94.7 million in the third quarter of 2023.

Melco generated Adjusted Property EBITDA(1) of US$322.5 million in the third quarter of 2024, compared with Adjusted Property EBITDA of US$280.6 million in the third quarter of 2023.

Net income attributable to Melco Resorts & Entertainment Limited for the third quarter of 2024 was US$27.3 million, or US$0.06 per ADS, compared with the net loss attributable to Melco Resorts & Entertainment Limited of US$16.3 million, or US$0.04 per ADS, in the third quarter of 2023. The net loss attributable to noncontrolling interests was US$14.6 million and US$20.5 million during the third quarters of 2024 and 2023, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Our initiatives to activate areas throughout our properties and drive visitation are coming together. We launched a revamped loyalty program, opened a new Signature Club premium slot area at City of Dreams, and a highly themed slot area called the Dragon Zone at Studio City, in partnership with Aristocrat Gaming. We are enhancing accessibility into City of Dreams with a new light tunnel entrance which is complemented by live performances. We expect to continue to unveil new and exciting projects to support the ongoing growth in Macau.

“In Manila, despite added competition, City of Dreams’ property EBITDA increased sequentially. City of Dreams Mediterranean and our satellite casinos in Cyprus continue to face challenges due to the conflicts in the region but have had solid increases in property EBITDA quarter-to-quarter.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2024, total operating revenues at City of Dreams were US$563.9 million, compared with US$506.2 million in the third quarter of 2023. City of Dreams generated Adjusted EBITDA of US$162.8 million in the third quarter of 2024, compared with Adjusted EBITDA of US$153.9 million in the third quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments.

Rolling chip volume was US$3.30 billion for the third quarter of 2024 versus US$4.43 billion in the third quarter of 2023. The rolling chip win rate was 3.97% in the third quarter of 2024 versus 2.48% in the third quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.40 billion in the third quarter of 2024, compared with US$1.32 billion in the third quarter of 2023. The mass market table games hold percentage was 32.3% in the third quarter of 2024, compared with 32.1% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$944.1 million, compared with US$807.5 million in the third quarter of 2023. The gaming machine win rate was 3.2% in the third quarter of 2024 versus 3.6% in the third quarter of 2023.

Total non-gaming revenue at City of Dreams in the third quarter of 2024 was US$78.7 million, compared with US$73.6 million in the third quarter of 2023.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2024, total operating revenues at Altira Macau were US$30.5 million, compared with US$24.2 million in the third quarter of 2023. Altira Macau generated negative Adjusted EBITDA of US$1.1 million in the third quarter of 2024, compared with negative Adjusted EBITDA of US$3.8 million in the third quarter of 2023.

In the mass market table games segment, drop was US$135.5 million in the third quarter of 2024 versus US$140.0 million in the third quarter of 2023. The mass market table games hold percentage was 21.7% in the third quarter of 2024, compared with 18.9% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$148.0 million, compared with US$86.5 million in the third quarter of 2023. The gaming machine win rate was 1.8% in the third quarter of 2024 versus 3.9% in the third quarter of 2023.

Total non-gaming revenue at Altira Macau in the third quarter of 2024 was US$5.4 million, compared with US$5.3 million in the third quarter of 2023.

Mocha and Other Third Quarter Results

Total operating revenues from Mocha and Other were US$30.6 million in the third quarter of 2024, compared with US$30.1 million in the third quarter of 2023. Mocha and Other generated Adjusted EBITDA of US$6.9 million in both the third quarters of 2024 and 2023.

Mass market table games drop was US$57.2 million in the third quarter of 2024 versus US$47.3 million in the third quarter of 2023. The mass market table games hold percentage was 16.6% in the third quarter of 2024 versus 18.6% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$519.1 million, compared with US$515.8 million in the third quarter of 2023. The gaming machine win rate was 4.3% in the third quarter of 2024 versus 4.5% in the third quarter of 2023.

Studio City Third Quarter Results

For the quarter ended September 30, 2024, total operating revenues at Studio City were US$364.7 million, compared with US$277.7 million in the third quarter of 2023. Studio City generated Adjusted EBITDA of US$92.8 million in the third quarter of 2024, compared with Adjusted EBITDA of US$67.7 million in the third quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Studio City’s rolling chip volume was US$494.8 million in the third quarter of 2024 versus US$713.6 million in the third quarter of 2023. The rolling chip win rate was 5.57% in the third quarter of 2024 versus 1.78% in the third quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$912.9 million in the third quarter of 2024, compared with US$809.1 million in the third quarter of 2023. The mass market table games hold percentage was 30.7% in the third quarter of 2024, compared with 27.5% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$853.0 million, compared with US$673.9 million in the third quarter of 2023. The gaming machine win rate was 3.3% in the third quarter of 2024, compared with 3.2% in the third quarter of 2023.

Total non-gaming revenue at Studio City in the third quarter of 2024 was US$89.3 million, compared with US$79.0 million in the third quarter of 2023.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2024, total operating revenues at City of Dreams Manila were US$118.9 million, compared with US$124.9 million in the third quarter of 2023. City of Dreams Manila generated Adjusted EBITDA of US$45.9 million in the third quarter of 2024, compared with Adjusted EBITDA of US$48.7 million in the comparable period of 2023. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in rolling chip and mass market table games segments, partially offset by better performance in the gaming machine segment.

City of Dreams Manila’s rolling chip volume was US$614.3 million in the third quarter of 2024 versus US$374.6 million in the third quarter of 2023. The rolling chip win rate was 3.88% in the third quarter of 2024 versus 6.48% in the third quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$172.4 million in the third quarter of 2024, compared with US$214.1 million in the third quarter of 2023. The mass market table games hold percentage was 32.8% in the third quarter of 2024, compared with 29.7% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$1.11 billion, compared with US$1.03 billion in the third quarter of 2023. The gaming machine win rate was 5.2% in the third quarter of 2024 versus 4.9% in the third quarter of 2023.

Total non-gaming revenue at City of Dreams Manila was US$29.0 million in both the third quarters of 2024 and 2023.

City of Dreams Mediterranean and Other Third Quarter Results

The Company operates three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended September 30, 2024 were US$64.4 million, compared with US$53.4 million in the third quarter of 2023. City of Dreams Mediterranean and Other generated Adjusted EBITDA of US$15.1 million in the third quarter of 2024, compared with Adjusted EBITDA of US$7.2 million in the third quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily attributable to the ramp up of operations following the opening of City of Dreams Mediterranean in mid-2023, which led to a better performance in the gaming machine segment and non-gaming operations.

Rolling chip volume was US$14.6 million for the third quarter of 2024 versus US$3.9 million in the third quarter of 2023. The rolling chip win rate was negative 0.92% in the third quarter of 2024, compared with negative 7.05% in the third quarter of 2023. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$138.8 million in the third quarter of 2024, compared with US$97.2 million in the third quarter of 2023. The mass market table games hold percentage was 20.7% in the third quarter of 2024, compared with 20.6% in the third quarter of 2023.

Gaming machine handle for the third quarter of 2024 was US$558.9 million, compared with US$466.5 million in the third quarter of 2023. The gaming machine win rate was 5.2% in both the third quarters of 2024 and 2023.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the third quarter of 2024 was US$25.0 million, compared with US$16.8 million in the third quarter of 2023.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2024 were US$121.0 million, which mainly included interest expense, net of amounts capitalized of US$121.4 million, partially offset by interest income of US$3.8 million.

Depreciation and amortization costs of US$135.9 million were recorded in the third quarter of 2024, of which US$5.0 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended September 30, 2024 referred to above was US$24.7 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated November 5, 2024 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2024 aggregated to US$1.25 billion, including US$125.7 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.17 billion at the end of the third quarter of 2024, a reduction of approximately US$57 million compared to the total debt, net balance as of June 30, 2024, primarily as a result of the repurchases of the 6.00% senior notes due 2025 issued by Studio City Finance Limited. Available liquidity, including cash and undrawn revolving credit facilities as of September 30, 2024 was approximately US$3 billion.

The Company repurchased approximately 20.7 million ADSs for approximately US$112 million during the third quarter using cash on hand. Approximately 17.7 million ADSs and underlying ordinary shares were subsequently cancelled.

Capital expenditures for the third quarter of 2024 were US$64.6 million, which included costs related to enhancement projects at City of Dreams in Macau and Studio City, and the development project in Sri Lanka.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2024 financial results on Tuesday, November

5, 2024 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://register.vevent.com/register/BI36fd1894ac334b8cacbf6b61fafdc262

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and gain/loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Operating revenues:
Casino	$944,352	$812,086	$2,800,640	$2,179,536
Rooms	110,993	96,113	313,217	234,776
Food and beverage	73,512	60,370	211,191	143,668
Entertainment, retail and other	46,276	48,646	122,147	123,654

Total operating revenues	1,175,133	1,017,215	3,447,195	2,681,634

Operating costs and expenses:
Casino	(624,121)	(533,311)	(1,866,346)	(1,437,761)
Rooms	(33,528)	(25,345)	(93,046)	(59,567)
Food and beverage	(59,828)	(48,251)	(168,277)	(111,669)
Entertainment, retail and other	(22,868)	(25,770)	(62,515)	(68,336)
General and administrative	(140,506)	(130,447)	(411,849)	(358,776)
Payments to the Philippine Parties	(10,508)	(9,979)	(29,532)	(32,638)
Pre-opening costs	(5,763)	(10,184)	(10,935)	(40,444)
Development costs	(1,469)	—	(3,541)	—
Amortization of land use rights	(4,993)	(5,672)	(14,948)	(16,990)
Depreciation and amortization	(130,861)	(134,996)	(392,218)	(381,666)
Property charges and other	(2,103)	1,442	(6,317)	(14,445)

Total operating costs and expenses	(1,036,548)	(922,513)	(3,059,524)	(2,522,292)

Operating income	138,585	94,702	387,671	159,342

Non-operating income (expenses):
Interest income	3,769	6,064	12,600	17,837
Interest expense, net of amounts capitalized	(121,438)	(131,128)	(366,950)	(363,597)
Other financing costs	(2,061)	(1,097)	(5,661)	(3,021)
Foreign exchange losses, net	(1,790)	(3,833)	(1,283)	(2,292)
Other income, net	601	438	3,206	1,756
(Loss) gain on extinguishment of debt	(114)	80	(983)	80

Total non-operating expenses, net	(121,033)	(129,476)	(359,071)	(349,237)

Income (loss) before income tax	17,552	(34,774)	28,600	(189,895)
Income tax (expense) benefit	(4,862)	(2,021)	(16,647)	1,295

Net income (loss)	12,690	(36,795)	11,953	(188,600)
Net loss attributable to noncontrolling interests	14,567	20,492	51,864	67,568

Net income (loss) attributable to Melco Resorts & Entertainment Limited	$27,257	$(16,303)	$63,817	$(121,032)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.021	$(0.012)	$0.049	$(0.092)

Diluted	$0.021	$(0.012)	$0.049	$(0.092)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.063	$(0.037)	$0.146	$(0.276)

Diluted	$0.063	$(0.037)	$0.146	$(0.276)

Weighted average shares outstanding used in net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,294,946,572	1,311,270,775	1,308,860,794	1,315,728,852

Diluted	1,295,758,173	1,311,270,775	1,312,221,773	1,315,728,852

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	September 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,120,850	$1,310,715
Restricted cash	395	27
Accounts receivable, net	82,884	91,638
Receivables from affiliated companies	1,430	797
Inventories	31,977	29,427
Prepaid expenses and other current assets	120,058	111,688

Total current assets	1,357,594	1,544,292

Property and equipment, net	5,336,922	5,533,994
Intangible assets, net	301,292	304,652
Goodwill	81,979	81,582
Long-term prepayments, deposits and other assets, net	133,861	100,320
Restricted cash	125,344	125,094
Operating lease right-of-use assets	87,243	62,356
Land use rights, net	570,593	582,782

Total assets	$7,994,828	$8,335,072

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$22,117	$11,752
Accrued expenses and other current liabilities	999,055	1,008,316
Income tax payable	33,055	28,183
Operating lease liabilities, current	18,561	19,685
Finance lease liabilities, current	35,101	35,307
Current portion of long-term debt, net	34,248	—
Payables to affiliated companies	64	377

Total current liabilities	1,142,201	1,103,620

Long-term debt, net	7,132,126	7,472,620
Other long-term liabilities	320,838	322,591
Deferred tax liabilities, net	36,877	34,959
Operating lease liabilities, non-current	78,100	53,858
Finance lease liabilities, non-current	175,917	187,474

Total liabilities	8,886,059	9,175,122

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,404,679,067 shares issued; 1,259,127,649 and 1,311,270,775 shares outstanding, respectively	14,047	14,047
Treasury shares, at cost; 145,551,418 and 93,408,292 shares, respectively	(338,177)	(255,068)
Additional paid-in capital	3,099,944	3,109,212
Accumulated other comprehensive losses	(78,168)	(98,599)
Accumulated losses	(3,993,055)	(4,056,872)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,295,409)	(1,287,280)
Noncontrolling interests	404,178	447,230

Total deficit	(891,231)	(840,050)

Total liabilities and deficit	$7,994,828	$8,335,072

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$27,257	$(16,303)	$63,817	$(121,032)
Pre-opening costs	5,763	10,184	10,935	40,444
Development costs	1,469	—	3,541	—
Property charges and other	2,103	(1,442)	6,317	14,445
Loss (gain) on extinguishment of debt	114	(80)	983	(80)
Income tax impact on adjustments	—	584	(37)	—
Noncontrolling interests impact on adjustments	(263)	(4,028)	(1,146)	(14,136)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited	$36,443	$(11,085)	$84,410	$(80,359)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.028	$(0.008)	$0.064	$(0.061)

Diluted	$0.028	$(0.008)	$0.064	$(0.061)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.084	$(0.025)	$0.193	$(0.183)

Diluted	$0.084	$(0.025)	$0.193	$(0.183)

Weighted average shares outstanding used in adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,294,946,572	1,311,270,775	1,308,860,794	1,315,728,852

Diluted	1,295,758,173	1,311,270,775	1,312,221,773	1,315,728,852

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended September 30, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(2,152)	$5,919	$108,290	$36,127	$22,302	$2,111	$(34,012)	$138,585
Payments to the Philippine Parties	—	—	—	—	10,508	—	—	10,508
Integrated resort and casino rent (3)	—	—	—	—	1,398	—	1,199	2,597
Pre-opening costs (4)	—	—	3,311	24	—	(2)	1,231	4,564
Development costs	—	—	—	—	—	—	1,469	1,469
Depreciation and amortization	618	962	48,967	56,015	11,469	12,679	5,144	135,854
Share-based compensation	107	43	1,241	342	252	103	4,819	6,907
Property charges and other	342	—	1,019	325	3	224	190	2,103

Adjusted EBITDA	(1,085)	6,924	162,828	92,833	45,932	15,115	(19,960)	302,587
Corporate and Other expenses	—	—	—	—	—	—	19,960	19,960

Adjusted Property EBITDA	$(1,085)	$6,924	$162,828	$92,833	$45,932	$15,115	$—	$322,547

	Three Months Ended September 30, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(9,784)	$5,981	$95,238	$10,074	$25,681	$(7,794)	$(24,694)	$94,702
Payments to the Philippine Parties	—	—	—	—	9,979	—	—	9,979
Integrated resort and casino rent (3)	—	—	—	—	474	—	—	474
Pre-opening costs	—	—	—	7,564	—	2,620	—	10,184
Depreciation and amortization	5,838	884	54,865	49,647	12,297	12,249	4,888	140,668
Share-based compensation	119	(33)	1,091	390	303	125	5,560	7,555
Property charges and other	—	46	2,752	57	3	(28)	(4,272)	(1,442)

Adjusted EBITDA	(3,827)	6,878	153,946	67,732	48,737	7,172	(18,518)	262,120
Corporate and Other expenses	—	—	—	—	—	—	18,518	18,518

Adjusted Property EBITDA	$(3,827)	$6,878	$153,946	$67,732	$48,737	$7,172	$—	$280,638

(3)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to John Keells Group.
(4)	Certain amount of pre-opening costs were grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Nine Months Ended September 30, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(5,710)	$18,307	$317,461	$92,864	$55,003	$329	$(90,583)	$387,671
Payments to the Philippine Parties	—	—	—	—	29,532	—	—	29,532
Integrated resort and casino rent (3)	—	—	—	—	4,191	—	1,199	5,390
Pre-opening costs (4)	69	—	6,984	830	—	313	1,540	9,736
Development costs	—	—	—	—	—	—	3,541	3,541
Depreciation and amortization	1,750	2,813	150,141	164,774	34,450	37,611	15,627	407,166
Share-based compensation	334	123	3,780	1,053	835	314	14,428	20,867
Property charges and other	1,886	(5)	3,197	473	254	193	319	6,317

Adjusted EBITDA	(1,671)	21,238	481,563	259,994	124,265	38,760	(53,929)	870,220
Corporate and Other expenses	—	—	—	—	—	—	53,929	53,929

Adjusted Property EBITDA	$(1,671)	$21,238	$481,563	$259,994	$124,265	$38,760	$—	$924,149

	Nine Months Ended September 30, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(20,014)	$18,097	$210,446	$(20,286)	$84,131	$(17,222)	$(95,810)	$159,342
Payments to the Philippine Parties	—	—	—	—	32,638	—	—	32,638
Integrated resort and casino rent (3)	—	—	—	—	1,436	—	—	1,436
Pre-opening costs	—	—	—	17,348	—	23,096	—	40,444
Depreciation and amortization	17,755	3,044	176,751	130,768	37,922	16,545	15,871	398,656
Share-based compensation	180	50	5,248	1,081	881	356	19,432	27,228
Property charges and other	511	76	17,670	544	(397)	(11)	(3,948)	14,445

Adjusted EBITDA	(1,568)	21,267	410,115	129,455	156,611	22,764	(64,455)	674,189
Corporate and Other expenses	—	—	—	—	—	—	64,455	64,455

Adjusted Property EBITDA	$(1,568)	$21,267	$410,115	$129,455	$156,611	$22,764	$—	$738,644

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$27,257	$(16,303)	$63,817	$(121,032)
Net loss attributable to noncontrolling interests	(14,567)	(20,492)	(51,864)	(67,568)

Net income (loss)	12,690	(36,795)	11,953	(188,600)
Income tax expense (benefit)	4,862	2,021	16,647	(1,295)
Interest and other non-operating expenses, net	121,033	129,476	359,071	349,237
Depreciation and amortization	135,854	140,668	407,166	398,656
Property charges and other	2,103	(1,442)	6,317	14,445
Share-based compensation	6,907	7,555	20,867	27,228
Development costs	1,469	—	3,541	—
Pre-opening costs (4)	4,564	10,184	9,736	40,444
Integrated resort and casino rent (3)	2,597	474	5,390	1,436
Payments to the Philippine Parties	10,508	9,979	29,532	32,638

Adjusted EBITDA	302,587	262,120	870,220	674,189
Corporate and Other expenses	19,960	18,518	53,929	64,455

Adjusted Property EBITDA	$322,547	$280,638	$924,149	$738,644

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Room Statistics:
Altira Macau
Average daily rate (5)	$134	$138	$132	$136
Occupancy per available room	95%	95%	95%	85%
Revenue per available room (6)	$128	$131	$126	$116
City of Dreams
Average daily rate (5)	$211	$193	$209	$202
Occupancy per available room	91%	91%	92%	83%
Revenue per available room (6)	$192	$176	$193	$168
Studio City
Average daily rate (5)	$171	$167	$162	$148
Occupancy per available room	96%	92%	96%	88%
Revenue per available room (6)	$164	$155	$155	$129
City of Dreams Manila
Average daily rate (5)	$164	$173	$164	$180
Occupancy per available room	97%	97%	97%	96%
Revenue per available room (6)	$158	$168	$158	$173
City of Dreams Mediterranean and Other
Average daily rate (5)	$526	$375	$438	$371
Occupancy per available room	71%	63%	62%	62%
Revenue per available room (6)	$371	$236	$273	$231
Other Information:
Altira Macau
Average number of table games	37	43	40	44
Average number of gaming machines	132	125	136	143
Table games win per unit per day (7)	$8,658	$6,686	$8,433	$6,218
Gaming machines win per unit per day (8)	$223	$291	$247	$223
Mocha and Other
Average number of table games	15	18	16	17
Average number of gaming machines	873	892	894	880
Table games win per unit per day (7)	$6,888	$5,306	$6,741	$5,000
Gaming machines win per unit per day (8)	$276	$282	$274	$292
City of Dreams
Average number of table games	430	430	430	430
Average number of gaming machines	600	629	616	635
Table games win per unit per day (7)	$14,738	$13,437	$15,237	$12,496
Gaming machines win per unit per day (8)	$545	$505	$509	$441
Studio City
Average number of table games	253	246	250	246
Average number of gaming machines	726	661	679	667
Table games win per unit per day (7)	$13,212	$10,380	$13,270	$8,331
Gaming machines win per unit per day (8)	$418	$352	$443	$319
City of Dreams Manila
Average number of table games	264	266	267	267
Average number of gaming machines	2,276	2,295	2,278	2,297
Table games win per unit per day (7)	$3,308	$3,585	$3,059	$3,513
Gaming machines win per unit per day (8)	$272	$238	$259	$241
City of Dreams Mediterranean and Other
Average number of table games	104	103	103	60
Average number of gaming machines	897	896	892	616
Table games win per unit per day (7)	$2,994	$2,080	$2,959	$2,409
Gaming machines win per unit per day (8)	$352	$294	$334	$376

(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis